BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Linda L. Assali                        Mailing Address:
Vice President                         BT Services Tennessee, Inc.
Telephone: 615-835-2901                648 Grassmere Park
                                       Nashville, TN 37211


                                       February 14, 1997


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
     Texas Instruments  Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                         Sincerely,

                         Linda Assali

Enclosures

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                      (Amendment No.3)*


                   Texas Instruments Inc.
           _______________________________________
                       NAME OF ISSUER:
               Common Stock (Par Value $1.00)
           _______________________________________
                TITLE OF CLASS OF SECURITIES
                          882508104
           _______________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


              (Continued on following page(s))

                      Page 1 of 7 Pages
CUSIP No.  882508104                    Page 2 of 7 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company, (as Trustee for various trusts, and employee benefit plans, and investment advisor) and Bankers Trust International, PLC. 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

   Bankers Trust New York Corporation and Bankers Trust
Company are New York Corporations.  Bankers Trust
International PLC is a London Corporation.

 NUMBER OF     5. SOLE VOTING POWER

  SHARES

BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY

  EACH         7. SOLE DISPOSITIVE POWER

REPORTING

PERSON         8. SHARED DISPOSITIVE POWER

  WITH

CUSIP No.  882508104                    Page 3 of 7 Pages


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES *
                             [ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


12.TYPE OF REPORTING PERSON *
     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     Bankers Trust International PLC - CO
CUSIP No.  882508104                    Page 4 of 7 Pages


Item 1(a)      NAME OF ISSUER:

                   Texas Instruments Inc.

Item 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

               13500 North Central Expressway
                       P.O. Box 655474
                   Dallas, TX  75265-5474

Item 2(a)      NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various trusts, and employee benefit plans, and investment advisor, and indirectly wholly-owned subsidiary Bankers Trust
International, PLC.

Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               280 Park Avenue
               New York, New York  10017

Item 2(c)      CITIZENSHIP:

          Bankers Trust New York Corporation and Bankers
Trust Company, as Trustee for various trusts, and employee benefit plans, and investment advisor, are corporations incorporated in the State of New York with their principal business offices located in New York. Bankers Trust
International, PLC, is incorporated in England with its principal business office located in London.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

          Common Stock (Par Value $1.00) of Texas
Instruments Inc., a Delaware corporation.

Item 2(e)    CUSIP NUMBER:

          882508104
CUSIP No.  882508104                    Page 5 of 7 Pages


Item 3         THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company, and Bankers Trust
International PLC

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

Item 4         OWNERSHIP:

     (a)  Amount Beneficially Owned:


     (b)  Percent of Class:


     (c)  Number of shares as to which the Bank has:

          (i)   sole power to vote or to direct the
                vote -

          (ii)  shared power to vote or to direct the
                vote -

          (iii) sole power to dispose or to direct the disposition of -

          (iv)  shared power to dispose or to direct
                the disposition of -
CUSIP No. 882508104                     Page 6 of 7 Pages


Item 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER PERSON:

               Not applicable.

Item 7         IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

               See Item 3 above.

Item 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS
OF THE GROUP:

               Not applicable.

Item 9         NOTICE OF DISSOLUTION OF GROUP:

               Not applicable.

Item 10        CERTIFICATION:

               Not applicable.

CUSIP No. 882508104                     Page 7 of 7 Pages


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          as of December 31, 1996


Signature:     Bankers Trust New York Corporation

By:             /s/James T. Byrne, Jr.
Name:              James T. Byrne, Jr.
Title:             Secretary


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust International PLC is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

              Bankers International Corporation

                              |
                            100%
                              |

                BT Holdings (Europe) Limited

                              |
                            100%
                              |

             Bankers Trust Holdings (UK) Limited

                              |
                            100%
                              |

                Bankers Trust Investments PLC

                              |
                            100%
                              |

               Bankers Trust International PLC